Exhibit (e)(3)

SERVICE AGREEMENT

BETWEEN CELANESE AG AND
THE ACQUISITION ENTITIES

GENERAL SERVICES

– Strictly Confidential –

General Services Agreement

by and among

1.
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., an exempted company organized under the laws of the Cayman Islands, with its registered office at c/o Walkers, P.O. Box 265 GT, Walker House, George Town, Grand Cayman, Cayman Islands

– “Cayman IV” –

2.
BCP Crystal Holdings Ltd. 2, an exempted company organized under the laws of the Cayman Islands, with its registered office at c/o Walkers, P.O. Box 265 GT, Walker House, George Town, Grand Cayman, Cayman Islands

– “Holdings Ltd. 2” –

3.
BCP Caylux Holdings Luxembourg S.C.A., a partnership limited by shares (société en commandite par actions) organized under the laws of the Grand Duchy of Luxembourg, with its registered office at 8-10, rue Mathias Hardt, L-1717 Luxembourg, Grand Duchy of Luxembourg

– “LuxParent” –

4.	BCP Holdings GmbH., a limited liability company organized under the laws of Germany, with its registered office at Maybachstrasse 6, 70469 Stuttgart, Germany

– “LP GmbH” –

5.	BCP Management GmbH., a limited liability company organized under the laws of Germany, with its registered office at Maybachstrasse 6, 70469 Stuttgart, Germany

– “GP GmbH” –

6.	BCP Acquisition GmbH & Co. KG., a limited partnership organized under the laws of Germany, with its registered office at Maybachstrasse 6, 70469 Stuttgart, Germany

– “Midco” –

7.	BCP Crystal Acquisition GmbH & Co. KG., a limited partnership organized under the laws of Germany, with its registered office at Maybachstrasse 6, 70469 Stuttgart, Germany

– “Bidco” –

– Cayman IV, Holdings Ltd. 2, LuxParent, LP GmbH, GP GmbH, Midco and Bidco each individually, an “Acquisition Entity” and collectively, the “Acquisition Entities” –

and

8.	Celanese AG, a stock corporation organized under the laws of Germany, with its registered office at Frankfurter Strasse 111, 61476 Kronberg im Taunus, Germany

– “CAG” –

– the Acquisition Entities and CAG each individually, a “Party” and collectively, the “Parties” –

dated July 19, 2004

Preamble

A.
Bidco, a direct or indirect subsidiary of the other Acquisition Entities, has acquired more than 75% of the registered share capital (Grundkapital) of CAG and – with respect to the treasury shares (eigene Aktien) held by CAG – more than 84% of the shares carrying voting rights in CAG’s general meeting (Hauptversammlung). Therefore, the Acquisition Entities are – according to Section 17 German Stock Corporation Act (AktG) – deemed to exercise a controlling influence over CAG.

B.	Bidco intends to enter into a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) with CAG.

C.
In connection with matters related to the administration of the Acquisition Entities and the establishment of an efficient group structure, certain services will have to be provided by CAG to the Acquisition Entities. This agreement shall set forth the terms and conditions according to which CAG will render such services at arm’s length to the Acquisition Entities.

NOW, THEREFORE, the Parties hereby agree as follows (the “Agreement”):

Article 1

Subject Matter of this Agreement

1.1
Scope of Services. During the term of this Agreement, CAG shall, either directly or indirectly through its subsidiaries, make available and provide the Acquisition Entities with all of the services described in Annex 1.1 hereto (collectively, the “General Services”).

1.2
Additional Services. In addition to the General Services, CAG and the Acquisition Entities agree to negotiate in good faith regarding the provision of any other services at arm’s length (and the terms and conditions thereof) as are reasonably requested by the Acquisition Entities and are not otherwise covered by this Agreement (collectively, the “Additional Services”).

1.3
Sarbanes-Oxley Act Requirements. CAG agrees that, as part of the services to be provided hereunder, it will cause its and its subsidiaries’ respective officers, directors, employees and representatives, as appropriate, to review and comment on any disclosure documents being prepared by or on behalf of any of the Acquisition Entities and to provide to such Acquisition Entities and their respective officers, directors, auditors and other representatives such back-up certifications as may be reasonably requested by them in order to support the provision by them of any certifications that may be required to be delivered by them pursuant to the U.S. Sarbanes-Oxley Act of 2002 and the rules and regulations of the U.S. Securities and Exchange Commission thereunder. To the extent required pursuant to any governmental investigation, court order or in order to comply with applicable laws, rules and regulations, CAG agrees that it will cooperate in any internal or external audit of any of the Acquisition Entities. Such obligation of CAG to cooperate is limited, however, to the extent legally permissible under applicable German, Luxembourg and Cayman laws, rules and regulations.

Article 2

Service Charge

2.1
Service Charge. The service charge (the “Service Charge”) for the General Services shall be determined on the basis of time spent. The applicable hourly rate shall be calculated on the average per capita cost according to budget plan of the respective department that is rendering the service plus a margin of 3%. The applicable budget plan shall be adjusted by extraordinary costs that are not related to the services rendered by the respective department to the Acquisition Entities. The Service Charges shall be invoiced by CAG on a monthly basis to the Acquisition Entities in favor of which the Additional Services were rendered.

2.2
Additional Service Charge. If the Parties agree that CAG shall render Additional Services, the remuneration to be paid by the Acquisition Entities for such Additional Services shall be determined on the basis of CAG’s full cost for such services plus a margin of 3% (each such remuneration, an “Additional Service Charge”). Additional Service Charges shall be invoiced by CAG on a case by case basis to the Acquisition Entities in favor of which the Additional Services were rendered. All service agreements with third party service providers rendering services to the Acquisition Entities should primarily be entered into between the respective service provider and the Acquisition Entities.

2.3	Adjustment of Service Charge. If in any given calendar year during the term of the Agreement,

(i)
there is an unexpected and substantial change of (x) the circumstances that, compared with the situation present at the date hereof, materially affects the rendering of the General Services by CAG under the Agreement or (y) the assumptions made in the calculation of the Service Charge, or

(ii)	the scope and nature of the General Services is materially changed by the Parties,

then the Parties shall review such change and, if appropriate, negotiate in good faith an adjustment of the Service Charge.

Article 3

Payment Terms

Any payments to be made hereunder shall be made in immediately available funds in Euro plus value added tax or any comparable sales tax applicable to the General Services or the Additional Services, as the case may be.

Article 4

Quality of Services, Liability

4.1
Quality of Services. CAG shall, and shall procure that its subsidiaries render all General Services as well as all Additional Services with the due care of a prudent business man (mit der Sorgfalt eines ordentlichen Kaufmanns).

4.2
Liability. Neither Party shall, to the extent legally permissible, have any liability to any other Party for any indirect or consequential damages, including loss of profit, loss of business opportunities and loss of anticipated savings, even if having been advised of the possibility thereof. To the extent CAG’s liability is not excluded by the foregoing sentence and to the extent legally permissible, the total liability of CAG in any calendar year shall be limited to the Service Charge received by CAG for such calendar year.

4.3
Force Majeure. Neither Party shall be liable to the other Party for any delay or omission in the performance of any obligation hereunder if such delay or omission is due to any cause or conditions beyond the reasonable control of the Party concerned, including, but not limited to, strike or other labour difficulties, acts of God, acts of government, war, riots, terrorism, embargoes, inability to obtain supplies, or the failure or unavailability of financial systems (collectively, “Force Majeure”). If Force Majeure prevents or delays the performance by a Party of any obligation under the Agreement, then the Party claiming Force Majeure shall promptly notify the other Party thereof in writing.

Article 5

Term and Termination

5.1	Term. This Agreement shall enter into force on the date hereof. It shall remain in force for an indefinite period of time.

5.2
Termination. The Agreement can be terminated by the Acquisition Entities and/or CAG with two weeks prior notice to the end of a calendar month, provided, however, that this termination right shall apply only from the beginning of the month which follows the month in which the domination and profit and loss transfer agreement becomes legally effective and binding. Except as provided for in the preceding sentence, the Parties shall not be entitled to terminate the Agreement, provided, however, that the right of either Party to terminate the Agreement for good cause (aus wichtigem Grund) shall remain unaffected. Any notice of termination shall be made in writing and shall be deemed effective immediately upon receipt of such notice.

Article 6

Employees

The Parties are in agreement that nothing contained in this Agreement nor the performance of this Agreement shall constitute or is intended to constitute a transfer of business (Betriebsübergang) or a partial transfer of business (Teilbetriebsübergang) from CAG and/or any of its subsidiaries to any of the Acquisition Entities. CAG undertakes, and shall procure that each of its subsidiaries undertake to ensure that any and all employees of CAG and its subsidiaries who become engaged, appointed or otherwise involved in the performance of CAG’s obligations under this Agreement remain at all times employees of CAG and its subsidiaries. For the avoidance of doubt, none of the foregoing shall limit CAG to terminate employment relationships.

Article 7

Confidentiality

The confidentiality agreement between CAG and Blackstone Management Associates (Cayman) IV L.P. as of April 19, 2004 shall apply similarly amongst the Parties with respect to any information disclosed by one Party to another Party under or in connection with the Agreement.

Article 8

Miscellaneous

8.1
Joint and Several Liability of the Acquisition Entities, Indemnification. The Acquisition Entities shall be jointly and severally liable (gesamtschuldnerische Haftung) for all of their obligations under this Agreement. The Acquisition Entities shall indemnify CAG and/or its subsidiaries against any claims asserted against CAG and/or its subsidiaries by third parties as a result or in connection with the services rendered by CAG and/or its subsidiaries under the Agreement, except where such claims are based on negligence or willful misconduct by CAG and/or its subsidiaries.

8.2
Assignment, Transfer of Contract. Neither Party may transfer any rights and obligations under or in connection with this Agreement without prior written consent of the other Parties, provided, however, that the Acquisition Entities shall have the right, at any time during the term of the Agreement and upon reasonable prior notice, to transfer any specific Acquisition Entity’s rights and obligations under this Agreement to one or more other enterprises directly or indirectly controlled by any of the Acquisition Entities by way of assignment and assumption of the Agreement (Vertragsübernahme). Any such assignment and assumption of the Agreement shall, however, not affect the respective Acquisition Entity’s obligation under Section 7 of the Agreement (Confidentiality) which shall remain unaffected. In addition, the Acquisition Entities shall have the right to request that one or more enterprises directly or indirectly controlled by any of the Acquisition Entities become a Party to the Agreement as an additional “Acquisition Entity” in which case the terms and conditions of this Agreement shall apply similarly to such additional Party. The Parties are in agreement that the entering of an additional Party into the Agreement will typically have to be treated as an “unexpected and substantial change of the circumstances” in terms of Section 2.3 of this Agreement.

8.3	Language. This Agreement is made in, and shall be construed in accordance with, the English language. In the event of a conflict between English terms and German terms immediately following in italics and in parenthesis in this Agreement, the German terms shall prevail.

8.4
Governing Law, Place of Jurisdiction. This Agreement shall be governed by and interpreted exclusively in accordance with the laws of the Federal Republic of Germany to the exclusion of its conflict-of-laws provisions and the Convention on Contracts for the International Sale of Goods. The courts at Frankfurt am Main shall have exclusive jurisdiction on any disputes arising out of or in connection with this Agreement.

8.5
Expenses. Except as otherwise specifically set forth in this Agreement, the Parties hereto shall bear their respective expenses incurred with the preparation, execution and performance of the Agreement and the transactions contemplated therein, including all fees and expenses of their advisors.

8.6
Severability. If one of the provisions of the Agreement is or becomes invalid or unimplementable, this shall not affect the validity of the remaining provisions. The Parties shall modify to the extent necessary or replace the invalid or unimplementable provision so that the effect of the modified or new provision corresponds as closely as possible with the intended effect of the invalid or unimplementable provision. In the event of an unintended omission in this Agreement, a provision shall be deemed agreed between the Parties which corresponds, on the basis of the purpose and the meaning of the Agreement and the Parties’ intention, as closely as possible to the provision the Parties would have agreed upon had the Parties considered the matter at the outset.

8.7	Amendments. Any amendment or addition to the Agreement must be executed in writing, unless a more stringent form is required. This also applies to the deletion or amendment of this clause.

8.8	Entire Agreement. This Agreement sets out the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes any and all earlier and current agreements, either orally or in writing, between the Parties.

8.9
Acquisition Entities’ Agent. The Acquisition Entities hereby irrevocably appoint and authorize Bidco to act as their Agent with respect to all measures to be taken as well as all declarations to be given or received under or in connection with this Agreement.

8.10
Notices and Communications. Any notice or other communication under this Agreement shall be effected in the English language and in writing and shall be delivered personally against confirmation of receipt or sent by “registered mail return receipt requested” or by an internationally recognized courier service or transmitted by facsimile (followed by confirmation delivered by “registered mail return receipt requested” or by an internationally recognized courier service) to the Parties at the following addresses (or to such other party or person and/or such other address as shall be specified by like notice from the party to which notice or other communication shall be given originally, provided, however, that such notice or a change of party and/or address shall be effective only upon receipt thereof):

a.	if to the Acquisition Entities:

BCP Crystal Acquisition GmbH & Co. KG Maybachstrasse 6 70469 Stuttgart Germany Fax: +49 711 855096

b.	if to CAG:

Celanese AG Attn: General Counsel Frankfurter Strasse 111

61476 Kronberg im Taunus
Germany
Fax: +49 69 305 82731

Signatures:

CELANESE AG:

By: /s/ Peter Jakobsmeier

By: /s/ Jan-Mathias Kuhr

ON BEHALF OF ALL ACQUISITION ENTITES:

By: /s/ Benjamin Jenkins

By: /s/ Anjan Mukherjee

Annex 1.1

Services Provided by Celanese AG and Celanese Subsidiaries

Accounting and Finance for the relevant holding companies in Europe

•	Coordination and Support for Reporting Purposes

•	Financial Planning/Budgeting Assistance

•	Assistance in VAT declaration within the European Union

•	Contact to External Audit

Accounting and Finance for the relevant holding companies outside Europe

•	Financial Planning/Budgeting Assistance

•	Administer external loan agreement requirements for:

·	Principal repayment

·	Interest payments

·	Related fees (e.g., commitment fee, facility fee)

·	Covenant compliance (including financial statement distribution)

•	Administer inter-company loans between BCP Caylux and CAC

•	Liquidity planning to ensure sufficient funds available to meet debt services

•	Treasury reporting — actual and forecast

•	Assistance with SEC and other filings

•	Maintain relationships with banking community, current and potential lenders/investors and rating agencies by:

·	Having on going contact and scheduled update meetings

·	Participating in high-yield conferences

·	Responding to investor inquiries

Others

•	Assistance in Public Relations and Advertising

•	Assistance in developing specific strategies (management, business, financial, tax etc)

•	Legal Review of Documents

•	General Legal Advice